GOLDCORP DONATES $10 MILLION TO SIMON FRASER UNIVERSITY ARTS CENTRE IN VANCOUVER

September 23, 2010 – Vancouver, BC – Goldcorp Inc. ("Goldcorp") (NYSE:GG, TSX:G) today announced a $10 million donation to the Simon Fraser University downtown campus. The gift will help Simon Fraser University contribute to the social, economic and cultural revitalization of Vancouver's Downtown Eastside. To acknowledge the gift, the university's new arts complex in the Woodward's redevelopment will be named the Goldcorp Centre for the Arts.

Five million dollars will support the university's capital campaign and ensure that state-of-the-art teaching and performance facilities are available for student, community and professional arts groups. The other $5 million will be placed in the Goldcorp Centre for the Arts Community Endowment to support programs aimed at community engagement in the Downtown Eastside community.

"Goldcorp is committed to making a positive difference here in Vancouver as well as those communities where we operate our mines," says Goldcorp president Chuck Jeannes. "Vancouver's Downtown Eastside has become one of Canada's most depressed neighbourhoods, and we are optimistic that by working with Simon Fraser University, we will be able to reach out to its businesses and residents to help create a more sustainable future."

SFU president Andrew Petter is enthusiastic about the opportunities that the Goldcorp endowment will provide for the university to strengthen its ties with the community. "This gift will ensure that our Contemporary Arts program is not just located in the Downtown Eastside, but also is a vital and contributing member of the neighbourhood. It will enable us to offer new programs that are specially tailored to the needs of the local community."

The Goldcorp Centre for the Arts is the latest addition to SFU's vibrant downtown campus and home to SFU Contemporary Arts. It will serve as a centre for creative discovery, dialogue and collaboration in a broad range of artistic disciplines and will exemplify SFU's commitment to benefitting the communities it serves by delivering programs that are student centred, research driven and community engaged.

Goldcorp is North America's fastest growing senior gold producer. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged. Goldcorp is committed to responsible mining practices and is well-positioned to deliver sustained, industry leading growth and performance.

For further information, please contact:

Tanya Todd
Manager, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com